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File No. 039977-0001

August 2, 2006

VIA EDGAR AND HAND DELIVERY

Mr. Craig Slivka
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:
Neff Rental LLC Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-130841)

Dear Mr. Slivka:

        On behalf of our clients, Neff Rental LLC, Neff Finance Corp., Neff Rental, Inc. and Valley Rents and Ready Mix, Inc. (the "Registrants"), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the "Commission") set forth in your letter dated July 19, 2006, with respect to the Registrants' above-referenced Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission on July 6, 2006 ("Amendment No. 2"). Simultaneously with this letter, the Registrants have filed via EDGAR Amendment No. 3 to the Registration Statement ("Amendment No. 3" and together with Amendment No. 1 and Amendment No. 2, the "Registration Statement"), revised to reflect changes prompted by your comments. Amendment No. 3 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes five copies of Amendment No. 3, three of which have been marked to show changes from Amendment No. 2.

        The Staff's comments are set forth below in bold, followed by the Registrant's responses to each comment.

Summary Historical Consolidated Financial Data, page 18

1.
We have reviewed your response to comment four. Please revise your disclosure to provide additional information to enable the reader to understand the effects of changes in the Adjusted EBITDA of the interest rate of the ABL credit facility. Please refer to Question 10 of our June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response:    Amendment No. 3 has been revised in response to the Staff's comment through the addition of the indicated language on pages 19 and 20.

Exhibit 5.1

2.
Please have counsel confirm to us that the references and limitations to the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act include the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

Response:    The Registrants' special counsel hereby confirms that references and limitation to the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act include the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

3.
We note counsel's carve-out that is not licensed to practice law in the state of Delaware. Since you are a Delaware company, counsel must opine on the laws of Delaware. Please note, the Commission shares in the generally accepted proposition that all lawyers are deemed capable of opining on Delaware law. Please have counsel revise to provide an opinion consistent with the requirement of Item 601(b)(5) of Regulation S-K.

Response:    The Registrants' special counsel has deleted the reference to not being licensed to practice law in the State of Delaware in the opinion letter as filed with Amendment No. 3.

4.
At the top of page 4, please tell us the purpose for the assumptions in (d)(i) through (xiii). These appear overly broad. Alternatively, please delete these assumptions.

Response:    The Registrants' special counsel has revised the exceptions in clause (d) at the top of page 4 of the opinion letter to eliminate exceptions that are not directly pertinent to this opinion letter. The revised paragraph (d) has deleted 9 of the original 13 exceptions and significantly narrowed the scope of one of the remaining exceptions. In addition, the Registrants' special counsel has revised the first full paragraph on page 4 immediately following clause (d) to delete two exceptions and to move one exception into clause (d). As revised, there are a total of 6 exceptions in paragraph (d) and the immediately following paragraph as compared to the original total of 17 exceptions. As revised, the stated exceptions are directly pertinent to this opinion letter insofar as they relate to specific provisions contained in the Senior Note Indenture and/or the Subordinated Note Indenture or other factual matters related to the Exchange Senior Securities and the Exchange Subordinated Securities.

5.
The assumption (b) in the first full paragraph on page 4 ("compliance with laws relating to permissible rates of interest") also appear overly broad. Please delete this assumption.

Response:    As discussed in the Registrants' response to Comment #4 above, the first full paragraph on page 4 has been revised, in the course of which the Registrants' special counsel has deleted the exception in the original clause (b) of that paragraph.

6.
Please tell us the purpose of the assumptions (b)(i) and (b)(ii) in the second full paragraph on page 4. These assumptions appear overly broad. We may have further comment based on your response.

Response:    The Registrants' special counsel has deleted the assumptions contained in clauses (b)(i) and (b)(ii) of the second full paragraph on page 4. Although they are assumptions that are commonly included in legal opinions as to the enforceability of contracts, these assumptions are also deemed implicit by customary practice.

Exhibit A

7.
Please explain to us the purpose of counsel's assumption that the Operative Documents constitute legal, valid, binding and enforceable obligations. We may have further comment based on your response.

Response:    The Registrants' special Florida counsel has deleted the assumption that the Operative Documents constitute legal, valid, binding and enforceable obligations in response to the Staff's comment.

8.
Please tell us in more detail the purpose of counsel's statements in Section C on page 3 of Exhibit 5.2.

Response:    The Registrants' special Florida counsel has deleted the statements in Section C on page 3 in response to the Staff's comment.

***

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (212) 906-1231 or my colleague, Paul Kukish, at (212) 906-1725.

Sincerely,
/s/ Dennis Lamont
Dennis D. Lamont of Latham & Watkins LLP